                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 1999

                               ANSALDO SIGNAL N.V.
             (Exact name of registrant as specified in its charter)




                             Schiphol Boulevard 267
                                1118 BH Schiphol,
                                 The Netherlands


                    -----------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F /X/                                     Form 40-F /_/


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes  /_/                                   No  /X/

This document contains 8 pages. The exhibit index is located on page 2.


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                                  EXHIBIT INDEX



                    Description                                       Page No.
                    -----------                                       --------

1.      A press release of the Company dated
        December 14, 1999, announcing third
        quarter results                                                   4





                                        2

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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ANSALDO SIGNAL N.V.


Date:  December 14, 1999                By: /s/ James Sanders
                                            -----------------------------------
                                            Name: James Sanders
                                            Title: Chief Executive Officer

                              Ansaldo Signal N.V.

                                                                         Contact
                                                               Gregory M. Babicz
                                                           Phone: (412) 688-2459
                                                             Fax: (412) 688-2660


Ansaldo Signal Releases Third Quarter Results

--------------------------------------------------------------------------------
December 14, 1999 (Schiphol, The Netherlands)


Ansaldo Signal N.V. (NASDAQ:ASIGF) today announced its unaudited results for the third quarter and nine months ended September 30, 1999.

Net loss in the third quarter was ($2,363,000) or ($0.12) per share, compared with an income of $306,000 or $0.01 per share for the third quarter ended September 30, 1998 and a loss of ($3,165,000) or ($0.15) per share in the third quarter of 1997.

In the first nine months of 1999, net loss was ($2,044,000), or ($0.10) per share, compared with a 1998 loss of ($78,000) or ($0.00) per share and a 1997 loss of ($9,198,000) or ($0.45) per share.

Loss from operations in the third quarter of 1999 was ($1,486,000), compared with an income of $3,770,000 for the third quarter of 1998 and a loss of ($316,000) for the third quarter 1997.

In the first nine months of this year, income from operations was $6,411,000 compared with $10,777,000 for 1998 and a loss of ($4,137,000) in 1997.

Third quarter revenues were $78,403,000 compared with $76,868,000 for 1998 and $64,999,000 for the third quarter 1997.

In the first nine months of 1999, revenues were $243,101,000 compared with $239,573,000 in 1998 and $220,510,000 in 1997.

Backlog on September 30, 1999, was $688,212,000 compared with $792,220,000 at end-of-year 1998.

Commenting on today's announcement, President and CEO James Sanders said that the quarter's results were negatively impacted by an accrual of $3,800,000 under one contract that has a major software component. "While it has currently impacted us unfavorably, we believe this software, when developed, will position the Company with excellent technology to exploit opportunities for highly automated systems worldwide."

Sanders also noted the general softness in the U.S. components sector of the Company's business that contributed to the decline in the Company's third quarter performance.



        Ansaldo Segnalamento Ferroviario S.p.A. - CSEE Transport S.A. -
       Union Switch & Signal Inc. US&S Pty. Ltd. - AT Signal System A.B. -
                   Ansaldo Trasporti Signaling (Ireland) Ltd.

                              Ansaldo Signal N.V.

Press Release                                                             Page 2
--------------------------------------------------------------------------------


"Based on these factors," said Sanders, "the Company's year-end results are expected to be approximately break even."

Sanders also reviewed various management changes in the operations and finance activities of the Company. "As previously announced, I am looking forward to Roberto Gagliardi joining me as a Managing Director and Executive Vice President of the Company. Already during his few months with the Company, he has emerged as an excellent head of operations, thanks to his extensive experience in an automation control industrial environment."

Sanders stated, however, that he had regretfully accepted the resignation of Bruno Tufari as a Managing Director and Executive Vice President. Mr. Tufari, who joined the Company in 1998, will be taking a position in another industry. "Mr. Tufari has been a key contributor to the fiscal administration of the Company. His expertise in our business was much appreciated, and he leaves with all our best wishes for success in his new endeavor," said Sanders.

Mr. Tufari will continue his duties with Ansaldo Signal until early in 2000 and will remain responsible for the fiscal year-end closing and related activities.

Sanders confirmed that Mr. Franco Cerioli, currently Director of Planning and Control, would assume Mr. Tufari's responsibilities. "Mr. Cerioli is well prepared for his new assignment," Sanders stated, "as both an experienced manager and as an engineer with an MBA degree from LUISS University of Rome." Cerioli has held a series of financial management positions at Finmeccanica's affiliates since 1993, with progressively more responsibility. Mr. Cerioli served at Union Switch & Signal, the Company's U.S. subsidiary based in Pittsburgh, PA in 1997 and 1998.

In addition, Sanders noted that Jerome Arnaud had joined the Company from Price Waterhouse Coopers in June 1999. Since that time, as Controller, he has assumed direct responsibility for the Company's financial reporting and consolidation activities.

"We have an excellent operational and financial control team on board. With their assistance we will continue to seek operating cost reductions while enhancing customer satisfaction throughout all of our markets," concluded Sanders.

Ansaldo Signal (NASDAQ:ASIGF) offers signaling automation and control systems, products, services and maintenance to rail-based customers around the world. Based in Schiphol, The Netherlands, it is affiliated with Finmeccanica/Ansaldo Trasporti.


Among the important factors that could prevent the Company from achieving its goals - and cause actual results to differ materially from those expressed in the forward-looking statements - include, but are not limited to, the following risk factors: (i) reliance on programs that are dependent, in whole or in part, on public sector funding by various international, national, regional and local governmental authorities, (ii) the unpredictability in terms of the cost and time of software development or customization, including those errors or defects on new or enhanced versions containing more sophisticated levels of technology,
(iii) adverse economic conditions in key markets that could adversely affect sales by companies in the railway signaling, automation and control sector,

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                              Ansaldo Signal N.V.

Press Release                                                             Page 3
--------------------------------------------------------------------------------

including the company's subsidiaries, (iv) uncertainty of new product development to meet changing, increasingly sophisticated, customer needs and industry realignment, that anticipate and respond to technological changes in the automation and control market and that achieve market acceptance, (v) the risk of foreign exchange rate fluctuations, (vi) fluctuations in operating results due to the number, size and timing of long-term contracts awarded during a particular period, (vii) potential conflicts of interest between the Company and ATR, (viii) the potential problems associated with the Year 2000, (ix) potential downturns in general economic conditions, (x) timely completion within budget of long term fixed-price contracts, especially those requiring extensive software customization, and (xi) the instability of foreign economies and governments, particularly in Asia.

These and other risks and uncertainties affecting the Company are also discussed in other filings by the Company with the United States Securities and Exchange Commission.

                              Ansaldo Signal N.V.

Press Release                                                             Page 4
--------------------------------------------------------------------------------


                      CONSOLIDATED STATEMENT OF OPERATIONS
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (Unaudited)


                                                         Three Months Ended                   Nine Months Ended

                                               September    September    September     September      September      September
                                               30, 1999     30, 1998     30, 1997      30, 1999       30, 1998       30, 1997

Revenue..................................    $    78,403  $    76,868  $    64,999   $   243,101    $   239,573    $   220,510
Cost of revenue..........................         66,878       60,411       50,885       200,198        190,386        178,677
                                             ----------------------------------------------------------------------------------
    Gross Profit.........................         11,525       16,457       14,114        42,903         49,187         41,833

Operating expenses:
    Selling, general and administrative..         11,209       12,147       12,300        34,389         34,942         40,029
    Research & development - net.........          1,660        1,226        2,185         5,339          6,348          8,132
    Other operating (income) expense.....            142         (686)         (55)       (3,236)        (2,880)        (2,191)
                                             ----------------------------------------------------------------------------------
           Operating expenses............         13,011       12,687       14,430        36,492         38,410         45,970

           Operating income (loss).......         (1,486)       3,770         (316)        6,411         10,777         (4,137)

Interest expense.........................          2,363        2,766        2,053         7,330          7,515          6,497
                                             ----------------------------------------------------------------------------------

Income (loss) before income tax & minority
       interest in net income (loss) of
       subsidiaries......................         (3,849)       1,004       (2,369)         (919)         3,262        (10,634)

Provision for (benefit from) income taxes         (1,487)         681          879           998          3,291         (1,418)
Minority interest in net (income) loss of
       subsidiaries......................             (1)         (17)          83          (127)           (49)            18
                                             ----------------------------------------------------------------------------------

           Net income (loss).............    $    (2,363) $       306  $    (3,165)  $    (2,044)   $       (78)   $    (9,198)
                                             ==================================================================================

           Basic and diluted net income
           (loss) per common share.......    $     (0.12) $      0.01  $     (0.15)  $     (0.10)   $     (0.00)   $     (0.45)
                                             ==================================================================================

Basic and diluted weighted average number
common
shares outstanding.......................     20,448,750   20,448,750   20,448,750    20,448,750     20,448,750     20,448,750

                              Ansaldo Signal N.V.

Press Release                                                             Page 5
--------------------------------------------------------------------------------



                           CONSOLIDATED BALANCE SHEET
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (Unaudited)


                                                                           September 30     December 31
                                                                                   1999            1998

         Assets

     Current assets:
       Cash and cash equivalents.......................................... $     14,449    $     12,913
       Receivables - net..................................................       77,265         104,647
       Receivables from parent and affiliates.............................        5,359          10,051
       Inventory..........................................................       49,912          49,305
       Costs and estimated earnings in excess of billings
         on uncompleted contracts.........................................      221,324         182,253
       Deferred income taxes..............................................       10,183           6,844
       Prepaid expenses and other current assets..........................       13,570          13,763
                                                                                 ------          ------

           Total current assets...........................................      392,062         379,776

     Contract receivables - retentions....................................        7,152          11,275
     Property, plant and equipment - net..................................       29,779          33,735
     Intangible assets-net................................................       28,557          33,658
     Deferred tax assets - noncurrent.....................................        9,852           9,320
     Other assets.........................................................        4,654           4,828
                                                                                  -----           -----

           Total assets...................................................  $   472,056    $    472,592
                                                                                =======         =======

         Liabilities and Shareholders' Equity

     Current liabilities:
       Short term borrowings and current
         obligations under capital leases ................................  $   126,164    $     75,403
       Accounts payable...................................................      102,689          91,593
       Accounts payable-parent and affiliates.............................        1,783           4,956
       Accrued liabilities................................................       28,879          27,982
       Accrued reorganization costs.......................................          646           2,276
       Billings in excess of costs and estimated earnings
         on uncompleted contracts ........................................       53,266          53,137
       Long-term borrowings due within one year...........................            0           4,286
                                                                                      -           -----

           Total current liabilities......................................      313,427         259,633

     Employee benefits obligations........................................       19,669          22,477
     Deferred income taxes................................................          554             647
     Other liabilities....................................................       10,251          10,844
     Long-term borrowings and obligations under capital leases............       17,150          40,335
     Long-term borrowings from parent.....................................        5,626          26,282
                                                                                  -----          ------

           Total liabilities..............................................      366,677         360,218
                                                                                -------         -------

     Shareholders' equity:
       Priority shares, NLG 0.01 par value, authorized 100
         shares, no shares issued and outstanding.........................            -               -
       Common share, NLG 0.01 par value, authorized 50,000,000
         shares, issued and outstanding 20,448,750 and 20,448,750.........          120             120
       Additional paid-in capital.........................................      139,999         139,999
       Foreign currency translation adjustments...........................      -12,212          -7,262
       Accumulated earnings (deficit).....................................      -22,528         -20,483
                                                                                -------         -------

           Total shareholders' equity.....................................      105,379         112,374
     Commitments and contingencies .......................................            -               -

           Total liabilities and shareholders' equity.....................  $   472,056    $    472,592
                                                                                =======         =======
